Mercedes-Benz Auto Receivables Trust 2014-1
Investor Report

Collection Period Ended   31-Jul-2016

Amounts in USD

Dates

Collection Period No.	25			
Collection Period (from... to)	1-Jul-2016	31-Jul-2016		
Determination Date	11-Aug-2016			
Record Date	12-Aug-2016			
Distribution Date	15-Aug-2016			
Interest Period of the Class A-1 Notes (from... to)	15-Jul-2016	15-Aug-2016	Actual/360 Days	31
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Jul-2016	15-Aug-2016	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	295,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	343,100,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	375,870,000.00	243,949,194.44	222,304,323.96	21,644,870.48	57.586055	0.591439
Class A-4 Notes	110,500,000.00	110,500,000.00	110,500,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,124,470,000.00**	**354,449,194.44**	**332,804,323.96**	**21,644,870.48**		
Overcollateralization	28,829,937.71	28,832,498.44	28,832,498.44			
Adjusted Pool Balance	1,153,299,937.71	383,281,692.88	361,636,822.40			
Yield Supplement Overcollateralization Amount	49,189,871.20	15,084,799.68	14,154,075.99			
Pool Balance	**1,202,489,808.91**	**398,366,492.56**	**375,790,898.39**			

	Amount	Percentage
Initial Overcollateralization Amount	28,829,937.71	2.50%
Target Overcollateralization Amount	28,832,498.44	2.50%
Current Overcollateralization Amount	28,832,498.44	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.180000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.430000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.870000%	176,863.17	0.470543	21,821,733.65	58.056598
Class A-4 Notes	1.310000%	120,629.17	1.091667	120,629.17	1.091667
Total		**$297,492.34**		**$21,942,362.82**	

Mercedes-Benz Auto Receivables Trust 2014-1
Investor Report

Amounts in USD

Available Funds

Principal Collections	22,171,057.26
Interest Collections	816,052.51
Net Liquidation Proceeds	2,675.10
Recoveries	149,687.77
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	4,523.17
Available Collections	**23,143,995.81**
Reserve Fund Draw Amount	0.00
Available Funds	**23,143,995.81**

Distributions

(1) Total Servicing Fee	331,972.08
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	297,492.34
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	21,644,870.48
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	869,660.91
Total Distribution	**23,143,995.81**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	331,972.08	331,972.08	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	297,492.34	297,492.34	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	176,863.17	176,863.17	0.00
thereof on Class A-4 Notes	120,629.17	120,629.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	297,492.34	297,492.34	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	21,644,870.48	21,644,870.48	0.00
Aggregate Principal Distributable Amount	21,644,870.48	21,644,870.48	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,883,249.84
Reserve Fund Amount - Beginning Balance	2,883,249.84
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	529.42
minus Net Investment Earnings	529.42
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,883,249.84
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	529.42
Net Investment Earnings on the Collection Account	3,993.75
Investment Earnings for the Collection Period	4,523.17

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,202,489,808.91	43,511
Pool Balance beginning of Collection Period	398,366,492.56	24,769
Principal Collections	14,275,655.80	
Principal Collections attributable to Full Pay-offs	7,895,401.46	
Principal Purchase Amounts	0.00	
Principal Gross Losses	404,536.91	
Pool Balance end of Collection Period	375,790,898.39	24,099
Pool Factor	31.25%	

	As of Cutoff Date	Current
Weighted Average APR	2.67%	2.56%
Weighted Average Number of Remaining Payments	51.92	30.01
Weighted Average Seasoning (months)	11.34	34.84

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	372,437,774.77	23,943	99.11%
31-60 Days Delinquent	2,333,813.28	115	0.62%
61-90 Days Delinquent	621,242.74	30	0.17%
91-120 Days Delinquent	398,067.60	11	0.11%
Total	375,790,898.39	24,099	100.00%

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current			Cumulative	
Losses (1)	Amount	Number of Receivables		Amount	Number of Receivables
Principal Gross Losses	404,536.91	21		6,568,555.82	245
Principal Net Liquidation Proceeds	2,233.83			656,912.14	
Principal Recoveries	147,556.76			2,511,288.45	
Principal Net Loss / (Gain)	254,746.32			3,400,355.23	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.790%
Prior Collection Period	(0.312%)
Second Prior Collection Period	0.966 %
Third Prior Collection Period	0.478 %
Four Month Average	0.481%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.283%
Average Net Loss / (Gain)	13,879.00

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.